Exhibit 99.1

Cizzle Brands Announces Filing of LIFE Offering Document

TORONTO, ONTARIO, CANADA, October 23, 2026 - Cizzle Brands Corporation (Cboe Canada: CZZL; OTCQB: CZZLF; Frankfurt: 8YF) (“Cizzle Brands” or the “Company”), the vertically integrated sports nutrition company that is elevating the game in health and wellness, announces that further to its press release dated October 14, 2026, in connection with its previously announced underwritten public offering (the “Offering”) in the United States pursuant to a registration statement filed with the United States Securities and Exchange Commission (the “SEC”), it intends to offer the common shares of the Company (“Common Shares”) in Canada pursuant to the Listed Issuer Financing Exemption contained in Part 5A of National Instrument 45-106 Prospectus Exemptions as modified by Coordinated Blanket Order 45-935 – Exemption from Certain Conditions of the Listed Issuer Financing Exemption (the “LIFE Exemption”). The Common Shares being offered under the LIFE Exemption form part of the Offering. The Company has filed an offering document which is available on SEDAR+ and on the Company’s website.

The offering price and certain terms of the securities to be offered will be determined in the context of the market at the time of pricing. The closing of the Offering is subject to market and other customary conditions, including, but not limited to, the receipt of all necessary approvals, including the approval of Cboe Canada Inc. (“Cboe Canada”) and the review process of the SEC. There can be no assurance as to whether or when the Offering may be completed or, if it is completed, as to the size or terms of the Offering.

Joseph Gunnar & Co., LLC is acting as lead underwriter and D. Boral Capital LLC is acting as co-underwriter for the proposed Offering. Research Capital Corporation will act as an agent for the sale of any Common Shares in the Offering in Canada.

There is an offering document related to this Offering that can be accessed under the Company’s profile at www.sedarplus.ca and at https://www.cizzlebrands.com/. Prospective investors should read this offering document before making an investment decision.

A registration statement on Form F-10 (File No. 333-298427) relating to the securities to be offered under the Offering has been filed with the SEC. The Offering will be made in the U.S. by means of a prospectus forming a part of the registration statement. A copy of the prospectus relating to the Offering may be obtained from Joseph Gunnar & Co., LLC, Prospectus Department, 40 Wall Street, 30th Floor, New York, NY 10005, telephone 212-440-9600, email: prospectus@jgunnar.com, or D. Boral Capital LLC, 590 Madison Avenue, 39th Floor, New York, NY 10022, email: dbccapitalmarkets@dboralcapital.com. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov and under the Company’s profile on SEDAR+ at www.sedarplus.ca.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of the Common Shares in any U.S. state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of the Common Shares will be made in accordance with Canadian securities laws, the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the applicable laws of any jurisdiction where such Common Shares, if any, are sold.

About Cizzle Brands Corporation

Cizzle Brands Corporation is a vertically integrated sports nutrition company that is elevating the game in health and wellness. Through extensive collaboration and testing with leading athletes and trainers across several sports, Cizzle Brands has launched three game-changing brands: (i) CWENCH Hydration™, a better-for-you sports drink that is now carried in over 6,900 locations in Canada, the United States, and Europe; (ii) Spoken™ Nutrition, a premium brand of athlete-grade nutraceuticals that carry the prestigious NSF Certified for Sport® qualification; and (iii) HappiEats™, upgrading everyday eats with high-performance foods such as Sport Pasta™ and SnakStars™ Sport Bites. It also owns and operates The CWENCH Hydration Factory, a manufacturing facility that produces CWENCH Hydration and other leading beverage brands in Tetra Pak packaging. All Cizzle Brands products are designed to help people of all ages achieve their best in competitive sports and in living a healthy, vibrant, active lifestyle.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. This forward-looking information relates to, among other things: the completion of the Offering; and the receipt of all necessary approvals for the completion of the Offering, including the approval of Cboe Canada and the SEC.

Such forward-looking information is based on numerous assumptions, including among others, that the Company will complete the Offering in the timeframe and on the terms as anticipated by management, and that the Company will receive all necessary approvals for the completion of the Offering, including the approval of Cboe Canada and the SEC. Although the assumptions made by the Company in providing forward-looking information are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate and actual results and future events could differ materially from those anticipated in such information.

Important factors that could cause actual results to differ materially from the Company’s plans or expectations include risks relating to the failure to complete the Offering in the timeframe and on the terms as anticipated by management, market conditions, and risks relating to the Company not receiving all necessary approvals for the completion of the Offering, including the approval of Cboe Canada and the SEC. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking information or financial outlook that are incorporated by reference herein, except in accordance with applicable securities laws. Any forward-looking information contained in this news release is expressly qualified in their entirety by this cautionary statement. We seek safe harbor.

Neither Cboe Canada nor its Regulation Services Provider (as that term is defined in the policies of Cboe Canada) accepts responsibility for the adequacy or accuracy of this release.

For more information about Cizzle Brands, please visit: https://www.cizzlebrands.com/

For more information about CWENCH Hydration™, please visit: https://www.cwenchhydration.com

For more information about Spoken™ Nutrition, please visit: https://www.spokennutrition.com

For more information about HappiEats™, please visit: https://www.myhappieats.com

On behalf of the Board of Directors of the Company,

CIZZLE BRANDS CORPORATION

“John Celenza”

John Celenza, Founder, Chairman, and Chief Executive Officer

For further information, please contact:

Setti Coscarella

Head of Corporate Development

investors@cizzlebrands.com

1-844-588-2088